

Mail Stop 4561

July 25, 2008

Mr. Frank C. Spencer
Chief Executive Officer
Cogdell Spencer Inc.
4401 Barclay Downs Drive, Suite 300
Charlotte, North Carolina 28209

> **Re:** **Cogdell Spencer Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 17, 2008**
> **File No. 001-32649**

Dear Mr. Spencer:

   We have reviewed your response letter filed July 23, 2008, and have the following additional comments.

Amendment 1 to Form 10-K filed April 29, 2007

Item 11. Executive Compensation, page 8

1.   We note your response to our oral comment by disclosing the actual FFO, gross revenues, and EBITDA and the percentages of bonuses earned based on those numbers. However, you have not disclosed the actual targets related to each measure. For instance, please disclose the FFO target that would entitle your officers to receive the minimum bonus and the level that would provide 100% of such bonus. Please tell us how you will respond and include this disclosure in future filings.

2.   We note your response to our oral comment that disclosure of the department level performance measures would cause you competitive injury. Please explain how disclosure of the performance measures for a period that has already passed would cause competitive injury to you. For instance, you refer to tenants and lenders. Please explain how they could use such figures to create competitive harm. Additionally, please discuss how difficult it would be for the executive or how likely it will be for you to achieve the undisclosed target levels. Please refer to Compliance and Disclosure Interpretations Question 118.04 located at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm for further guidance.

*   *   *   *

   As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

   If you have any questions regarding comments on the financial statements and related matters, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486. Please contact Duc Dang at (202) 551-3386 or Karen Garnett, Assistant Director, at (202) 551-3785 with any other questions.

           Sincerely,

           Daniel L. Gordon
           Branch Chief